Exhibit 99.112

APHRIA PROVIDES UPDATE ON INVESTMENTS

Aphria secures 18-month lock-up agreement on divestiture of Liberty stock

Strategic Investment in Fire & Flower

Leamington, Ontario — July 23, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today provided an update related to its previously announced plan to divest of its equity investments in Liberty Health Sciences, Inc. (“Liberty”). Aphria is amending its put and call agreement, effective July 26, 2018, pertaining to its sale of shares in Liberty and intends to repurchase the shares, if and when, U.S. federal laws change, subject to certain conditions including the consent of the Toronto Stock Exchange.

“The U.S. cannabis industry continues to gain momentum at the state and federal level, and in public opinion, and we are pleased to retain the optionality to extend our strategic partnership with Liberty in a way that satisfies our obligations as a member of the Toronto Stock Exchange,” said Vic Neufeld, Chief Executive Office of Aphria. “We will continue to provide our shareholders with access to the most promising cannabis opportunities around the world, including where permitted in the U.S.”

Transaction Details

Aphria entered into a new agreement (the “New Agreement”) with the group of buyers (the “Group”) who previously entered into a purchase and sale agreement with Aphria (the “Original Agreement”) to acquire all of the Company’s shares in Liberty (the “Shares”). Under the New Agreement, Aphria will accept a 30-day promissory note from the Group to settle the next tranche of Liberty shares owned by Aphria that will be freely trading on July 26, 2018 and is scheduled to be purchased by the Group under the Original Agreement. Aphria also agreed to pay the Group $480,000 in cash in exchange for a standstill agreement (the “Lock-Up”) whereby the Group will not sell the newly acquired Shares for 18 months from the date of purchase. The Group further granted to Aphria an option to buy back the Shares at $1.00 a share, subject to certain downside risk protection which results in the Group sharing a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25.

Aphria will be prohibited from exercising the option unless all of Liberty’s business operations in the United States are allowed under applicable federal and state laws and Aphria has received the consent of the Toronto Stock Exchange and any other stock exchange on which Aphria may be listed, as required.

Investment in Fire & Flower Inc.

Aphria is also investing $10 million in Fire & Flower Inc. (“F&F”) The Company is acquiring unsecured convertible debentures bearing interest at 8% per annum compounded, accrued and paid semi-annually in arrears (the “Debentures”). The Debentures mature on the earlier of a public liquidity event or July 31, 2019 at which time they automatically convert into common shares of F&F at the rate of $1.15 per share, subject to certain downside protection on a future dilutive transaction. The Debentures may also be converted into a loan on July 31, 2019 bearing interest at 12%, at the holder’s option. The closing of the investment remains subject to customary conditions and is expected to close in the next several business days.

Fire intends to use the proceeds to finance the expansion and build-out of its retail outlets in Alberta and Saskatchewan.

“Fire & Flower welcomes the investment by Aphria, a recognized global leader in the legal cannabis market,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “Aphria’s investment reinforces our position as the leading independent retailer of cannabis in Canada and they share in our vision for the socially responsible introduction of legal cannabis through consumer education. We are proud to work with Aphria to provide top quality, safe cannabis products to Canadians upon federal legalization.”

Notice of amalgamation of Aphria Inc. and Pure Natures Wellness Inc. (o/a Aphria)

Further, the Company announced that today they amalgamated Pure Natures Wellness Inc. (o/a Aphria) and Aphria Inc. into a newly amalgamated company naming it Aphria Inc.

We Have a Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

About Fire & Flower

Fire & Flower is a corporate retailer, specializing in elevating Canadian cannabis products through experiential strategies and education-based programming. The company is poised to serve customers across the country, in provinces where private retailing of cannabis is permitted. Fire & Flower plans to open 37 retail locations in the province of Alberta, once permitted by regulatory bodies.

Founded by leading legal cannabis entrepreneurs, Fire & Flower’s leadership team carries extensive experience in launching successful businesses and 20 years in the legal cannabis space. The company is versed in the national legalization of cannabis and is actively influencing the evolution of the new cannabis industry across the country.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.